Exhibit 99.1

Immuron to host Live Virtual Event

Melbourne, Australia, April 15, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to advise our Chief Executive Officer, Steven Lydeamore together with our Chief Scientific Officer, Dr. Jerry Kanellos and Research & Development Manager, Dr. Joanne Casey will be hosting a Live Virtual Event on Tuesday, April 30 at 10am AEST / Monday, April 29 at 8pm EST.

TRAVELAN® BOUND FOR PHASE 3 CLINICAL TRIALS

Exploring Immuron’s Positive Phase 2 Travelan® Results and Upcoming Phase 3 Trial

We’d like to invite shareholders and potential investors to Immuron Ltd’s (ASX:IMC) / (NASDAQ:IMRN) upcoming Virtual Symposium!

Join Steve Lydeamore, CEO Immuron, Dr. Joanne Casey, R&D Manager Immuron, and Dr. Jerry Kanellos, COO Immuron, as they explore the Company’s positive Phase 2 Travelan® (IMM-124E) results, upcoming Phase 3 trial, proprietary technology behind Immuron’s success, and more.

Last month, Immuron, a globally integrated biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, reported positive interim topline results from its Phase 2 trial of Travelan. The study’s findings indicated protective efficacy against enterotoxigenic Escherichia coli (ETEC)-induced diarrhea, a common and debilitating condition affecting travelers, and adds additional data to the established excellent safety and tolerability profile of Travelan. Remarkably, there was a 83.3% reduction in the number of participants requiring early antibiotic treatment compared to placebo and 100% of participants requiring IV fluids were in the placebo group.

Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces.

In the clinical study, predominantly funded by a US$3.43 million grant from the US Department of Defense, Travelan demonstrated a 36.4% reduction in cases of moderate to severe diarrhea and a remarkable 66.7% efficacy against severe diarrhea instances, compared to placebo. This Phase 2 clinical trial was a randomized, double-blind, placebo-controlled study.

With 30% to 70% of travelers experiencing traveler’s diarrhea, according to the CDC, the traveler’s diarrhea treatment market is large and growing at a CAGR of ~7%. According to a Lumanity Opportunity Assessment for IMM-124E, based on the estimated market size and pricing, the base case yearly revenue in USA for IMM-124E is projected at US$102M.

Immuron will now proceed to hold an end of Phase 2 meeting with the FDA to discuss the pivotal Phase 3 registration strategy as well as explore funding for Phase 3. By merely entering Phase 3, Immuron will be among an exclusive list of ASX biotech stocks in Phase 3.

At this webinar, you can expect an insightful exploration into the results, upcoming milestones to come from Immuron, and other research and development pathways the Company is pursuing as it works to realize the full potential of its proprietary technology platform.

We hope to see you on Tuesday, April 30 at 10am AEST / April 29 at 8pm ET.

Register Today:

https://www.linkedin.com/events/7180999382673018882/about/

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC.

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

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